FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2013

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. 2.	Summarised audited annual accounts for the year ended March 31, 2013 Press Release dated April 26, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	April 26, 2013	By:	/s/ Ranganath Athreya
			Name :	Ranganath Athreya
			Title :	General Manager - Joint Company Secretary & Head Compliance – Private Banking, Capital Markets & Non Banking Subsidiaries

Item 1

S.R. BATLIBOI & Co. LLP Chartered Accountants	14th Floor, The Ruby 29 Senapati Bapat Marg Dadar (West) Mumbai-400 028, India Tel :+91 22 6192 0000 Fax : +91 22 6192 1000

Auditor's Report On Quarterly Financial Results and Year to Date Results of ICICI Bank
Limited Pursuant to the Clause 41 of the Listing Agreement

To
Board of Directors of
ICICI Bank Limited

1.
We have audited the quarterly financial results of ICICI Bank Limited ('the Bank') for the quarter ended March 31, 2013 and the financial results for the year ended March 31, 2013, attached herewith, being submitted by the Bank pursuant to the requirement of Clause 41 of the Listing Agreement, except for the disclosures regarding 'Public Shareholding' and 'Promoter and Promoter Group Shareholding' which have been traced from disclosures made by the management and have not been audited by us. The quarterly financial results are the derived figures between the audited figures in respect of the year ended March 31, 2013 and the published year-to-date figures up to December 31, 2012, being the date of the end of the third quarter of the current financial year, which were audited by us. The financial results for the quarter ended March 31, 2013 have been prepared on the basis of the financial results for the nine-month period ended December 31, 2012, the audited annual financial statements as at and for the year ended March 31, 2013, and the relevant requirements of Clause 41 of the Listing Agreement and are the responsibility of the Bank's management and have been approved by the Board of Directors of the Bank. Our responsibility is to express an opinion on these financial results based on our audit of the financial results for the nine-month period ended December 31, 2012 which was prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, issued pursuant to the Companies (Accounting Standards) Rules, 2006, (as amended) as per Section 211(3C) of the Companies Act, 1956 and other accounting principles generally accepted in India, as applicable to banks; our audit of the annual financial statements as at and for the year ended March 31, 2013; and the relevant requirements of Clause 41 of the Listing Agreement.

2.
We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement(s). An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

3.
For the purpose of our audit as stated in paragraph 2 above, we did not audit the financial statements of Singapore, Bahrain and Hong Kong branches, whose financial statements reflect total assets of Rs. 1,041,421 million as at March 31,2013, total revenue of Rs. 51,452 million and net cash inflows Rs. 41,114 million for the year ended March 31, 2013, and total revenue of Rs .39,150 million and net cash out flows amounting to Rs. 56,758 million for the nine months ended December 31, 2012. These financial statements have been audited by other auditors, duly qualified to act as auditors in the country of incorporation of the said branches, whose reports have been furnished to us, and our opinion is based solely on the report of other auditors.

We did not audit the financial statements of Dubai, Qatar, Sri Lanka and New York-USA branches, whose financial statements reflect total assets of Rs. 228,775 million as at March 31, 2013, the total revenue of Rs. 9,430 million and net cash out flows amounting to Rs. 43,114 million for the year ended March 31, 2013. These financial statements have been audited by other auditors, duly qualified to act as auditors in the country of incorporation of the said branches, whose reports have been furnished to us, and our opinion is based solely on the report of other auditors.

S.R. BATLIBOI & Co. LLP
Chartered Accountants

4.	In our opinion and to the best of our information and according to the explanations given to us these quarterly financial results as well as the year to date results:

i.	are presented in accordance with the requirements of clause 41 of the Listing Agreement in this regard; and
ii.	give a true and fair view of the net profit and other financial information for the quarter ended March 31, 2013 and for the year ended March 31, 2013.

5.
Further, read with paragraph 1 above, we report that the figures for the quarter ended March 31, 2013 represent the derived figures between the audited figures in respect of the financial  year ended March 31, 2013 and the published year-to-date figures up to December 31, 2012, being the date of the end of the third quarter of the current financial year, as required under Clause 41(I)(d) of the Listing Agreement.

6.
Further, read with paragraph 1 above, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the number of shares as well as percentage  of shareholdings in respect of aggregate amount of public shareholdings, as furnished by the company in terms of clause 35 of the Listing Agreement and found the same to be correct.

For S.R. BATLIBOI & CO. LLP
Chartered Accountants

per Shrawan Jalan
Partner
Membership No.: 102102

Place: Mumbai
Date: 26 April 2013

ICICI Bank Limited
Registered Office: Landmark, Race Course Circle, Vadodara - 390 007.
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051.
Web site: http://www.icicibank.com

UNCONSOLIDATED FINANCIAL RESULTS

(Rs. in crore)
Sr. no.	Particulars			Three months ended			Year ended
				March 31, 2013	December 31, 2012	March 31, 2012	March 31, 2013	March 31, 2012
				(Audited)	(Audited)	(Unaudited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			10,365.33	10,138.29	9,174.64	40,075.60	33,542.65
	a)	Interest/discount on advances/bills		6,970.69	7,065.80	6,128.18	27,341.11	22,129.89
	b)	Income on investments		2,820.40	2,742.42	2,615.47	11,009.27	9,684.02
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		134.29	136.25	127.93	542.98	491.14
	d)	Others		439.95	193.82	303.06	1,182.24	1,237.60
2.	Other income			2,208.19	2,214.62	2,228.46	8,345.70	7,502.76
3.	TOTAL INCOME (1)+(2)			12,573.52	12,352.91	11,403.10	48,421.30	41,045.41
4.	Interest expended			6,562.11	6,639.27	6,069.87	26,209.19	22,808.50
5.	Operating expenses (e)+(f)			2,407.29	2,261.16	2,221.64	9,012.88	7,850.44
	e)	Employee cost		999.74	940.64	1,103.10	3,893.29	3,515.28
	f)	Other operating expenses		1,407.55	1,320.52	1,118.54	5,119.59	4,335.16
6.	TOTAL EXPENDITURE (4)+(5)			8,969.40	8,900.43	8,291.51	35,222.07	30,658.94
	(excluding provisions and contingencies)
7.	OPERATING PROFIT (3)–(6)			3,604.12	3,452.48	3,111.59	13,199.23	10,386.47
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies			460.02	368.73	469.30	1,802.54	1,583.04
9.	Exceptional items			..	..	..	..	..
10.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (7)–(8)–(9)			3,144.10	3,083.75	2,642.29	11,396.69	8,803.43
11.	Tax expense (g)+(h)			840.03	833.51	740.53	3,071.22	2,338.17
	g)	Current period tax		842.39	746.91	629.07	3,005.20	2,193.52
	h)	Deferred tax adjustment		(2.36)	86.60	111.46	66.02	144.65
12.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (10)–(11)			2,304.07	2,250.24	1,901.76	8,325.47	6,465.26
13.	Extraordinary items (net of tax expense)			..	..	..	..	..
14.	NET PROFIT/(LOSS) FOR THE PERIOD (12)–(13)			2,304.07	2,250.24	1,901.76	8,325.47	6,465.26
15.	Paid-up equity share capital (face value Rs. 10/- each)			1,153.64	1,153.36	1,152.77	1,153.64	1,152.77
16.	Reserves excluding revaluation reserves			65,547.84	65,961.38	59,250.09	65,547.84	59,250.09
17.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.01	0.01	..	0.01	..
	ii)	Capital adequacy ratio		18.74%	19.53%	18.52%	18.74%	18.52%
	iii)	Earnings per share (EPS)
		a)	Basic EPS before and after extraordinary items, net of tax expense (not annualised for three months) (in Rs.)	19.98	19.51	16.50	72.20	56.11
		b)	Diluted EPS before and after extraordinary items, net of tax expense (not annualised for three months) (in Rs.)	19.87	19.42	16.46	71.93	55.95
18.	NPA Ratio1
	i)	Gross non-performing advances (net of write-off)		9,607.75	9,763.39	9,475.33	9,607.75	9,475.33
	ii)	Net non-performing advances		2,230.56	2,181.53	1,860.84	2,230.56	1,860.84
	iii)	% of gross non-performing advances (net of write-off) to gross advances		3.22%	3.31%	3.62%	3.22%	3.62%
	iv)	% of net non-performing advances to net advances		0.77%	0.76%	0.73%	0.77%	0.73%
19.	Return on assets (annualised)			1.82%	1.80%	1.69%	1.70%	1.50%
20.	Public shareholding
	i)	No. of shares		1,153,581,715	1,153,303,032	1,152,714,442	1,153,581,715	1,152,714,442
	ii)	Percentage of shareholding		100	100	100	100	100
21.	Promoter and promoter group shareholding
	i)	Pledged/encumbered
		a)	No. of shares	..	..	..	..	..
		b)	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..	..
		c)	Percentage of shares (as a % of the total share capital of the Bank)	..	..	..	..	..
	ii)	Non-encumbered
		a)	No. of shares	..	..	..	..	..
		b)	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..	..
		c)	Percentage of shares (as a % of the total share capital of the Bank)	..	..	..	..	..

1.
At March 31, 2013, the percentage of gross non-performing customer assets to gross customer assets was 2.68% and net non-performing customer assets to net customer assets was 0.64%. Customer assets include advances and credit substitutes.

SUMMARISED UNCONSOLIDATED BALANCE SHEET
(Rs. in crore)
Particulars	At
	March 31, 2013	December 31, 2012	March 31, 2012
	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,153.64	1,153.36	1,152.77
Employees stock options outstanding	4.48	3.95	2.39
Reserves and surplus	65,547.84	65,961.38	59,250.09
Deposits	292,613.63	286,418.06	255,499.96
Borrowings (includes preference shares and subordinated debt)	145,341.49	147,149.07	140,164.90
Other liabilities and provisions	32,133.60	26,653.07	32,998.69
Total Capital and Liabilities	536,794.68	527,338.89	489,068.80

Assets
Cash and balances with Reserve Bank of India	19,052.73	21,777.62	20,461.30
Balances with banks and money at call and short notice	22,364.79	19,351.02	15,768.02
Investments	171,393.60	166,842.01	159,560.04
Advances	290,249.43	286,765.98	253,727.66
Fixed assets	4,647.06	4,618.52	4,614.68
Other assets	29,087.07	27,983.74	34,937.10
Total Assets	536,794.68	527,338.89	489,068.80

CONSOLIDATED FINANCIAL RESULTS
(Rs. in crore)
Sr. no.	Particulars		Three months ended			Year ended
			March 31, 2013	December 31, 2012	March 31, 2012	March 31, 2013	March 31, 2012
			(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)		11,580.05	11,348.48	10,322.88	44,884.59	37,994.86
	a)	Interest/discount on advances/bills	7,501.77	7,619.68	6,729.36	29,562.46	24,620.12
	b)	Income on investments	3,429.26	3,328.47	3,090.89	13,318.86	11,376.29
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds	187.15	194.52	180.99	756.63	700.60
	d)	Others	461.87	205.81	321.64	1,246.64	1,297.85
2.	Other income		8,659.82	7,366.91	8,977.65	29,319.81	28,663.42
3.	TOTAL INCOME (1)+(2)		20,239.87	18,715.39	19,300.53	74,204.40	66,658.28
4.	Interest expended		7,054.70	7,152.93	6,613.55	28,285.41	25,013.25
5.	Operating expenses (e)+(f)		9,062.83	7,389.41	9,710.51	30,207.06	29,552.04
	e)	Employee cost	1,458.18	1,374.70	1,502.90	5,629.09	5,101.27
	f)	Other operating expenses	7,604.65	6,014.71	8,207.61	24,577.97	24,450.77
6.	TOTAL EXPENDITURE (4)+(5)		16,117.53	14,542.34	16,324.06	58,492.47	54,565.29
	(excluding provisions and contingencies)
7.	OPERATING PROFIT (3)–(6)		4,122.34	4,173.05	2,976.47	15,711.93	12,092.99
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies		547.52	458.05	365.62	2,095.17	1,406.34
9.	Exceptional items		..	..	..	..	..
10.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (7)–(8)–(9)		3,574.82	3,715.00	2,610.85	13,616.76	10,686.65
11.	Tax expense (g)+(h)		967.52	927.75	866.68	3,486.88	2,749.01
	g)	Current period tax	932.82	849.83	735.67	3,377.26	2,577.29
	h)	Deferred tax adjustment	34.70	77.92	131.01	109.62	171.72
12.	Less: Share of profit/(loss) of minority shareholders		115.25	142.64	(66.10)	526.27	294.70
13.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (10)–(11)-(12)		2,492.05	2,644.61	1,810.27	9,603.61	7,642.94
14.	Extraordinary items (net of tax expense)		..	..	..	..	..
15.	NET PROFIT/(LOSS) FOR THE PERIOD (13)–(14)		2,492.05	2,644.61	1,810.27	9,603.61	7,642.94
16.	Paid-up equity share capital (face value Rs. 10/- each)		1,153.64	1,153.36	1,152.77	1,153.64	1,152.77
17.	Analytical ratios
	Basic EPS before and after extraordinary items, net of tax expense (not annualised for three months)(in Rs.)		21.61	22.93	15.71	83.29	66.33
	Diluted EPS before and after extraordinary items, net of tax expense (not annualised for three months)(in Rs.)		21.46	22.79	15.69	82.84	66.06

SUMMARISED CONSOLIDATED BALANCE SHEET

(Rs. in crore)
Particulars	At
	March 31, 2013	December 31, 2012	March 31, 2012
	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,153.64	1,153.36	1,152.77
Employees stock options outstanding	4.48	3.95	2.39
Reserves and surplus	67,604.29	67,941.25	60,121.34
Minority interest	1,705.76	1,668.91	1,427.73
Deposits	314,770.53	311,829.90	281,950.47
Borrowings (includes preference shares and subordinated debt)	172,888.22	174,616.59	161,296.62
Liabilities on policies in force	68,910.54	69,861.10	66,229.46
Other liabilities	47,784.25	41,413.64	47,106.12
Total Capital and Liabilities	674,821.71	668,488.70	619,286.90

Assets
Cash and balances with Reserve Bank of India	19,306.20	21,962.80	20,728.18
Balances with banks and money at call and short notice	30,064.65	24,359.01	20,428.11
Investments	255,666.68	252,933.62	239,864.09
Advances	329,974.13	329,214.76	292,125.42
Fixed assets	5,473.46	5,430.96	5,431.98
Other assets	34,336.59	34,587.55	40,709.12
Total Assets	674,821.71	668,488.70	619,286.90

CONSOLIDATED SEGMENTAL RESULTS

(Rs. in crore)
Sr. no.	Particulars	Three months ended			Year ended
		March 31, 2013	December 31, 2012	March 31, 2012	March 31, 2013	March 31, 2012
		(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Audited)
1.	Segment Revenue
a	Retail Banking	5,843.40	5,698.63	5,224.15	22,585.63	19,711.27
b	Wholesale Banking	7,866.42	8,264.85	7,384.22	31,368.76	26,171.31
c	Treasury	9,138.36	9,028.69	8,321.86	35,598.15	30,186.85
d	Other Banking	903.61	656.81	661.67	2,834.62	2,513.86
e	Life Insurance	5,494.82	4,174.24	5,754.68	17,376.03	17,620.35
f	General Insurance	1,437.81	1,311.68	1,299.21	5,043.30	4,330.16
g	Others	814.45	738.46	768.27	2,996.80	2,969.81
	Total	31,498.87	29,873.36	29,414.06	117,803.29	103,503.61
	Less: Inter segment revenue	11,259.00	11,157.97	10,113.53	43,598.89	36,845.33
	Income from operations	20,239.87	18,715.39	19,300.53	74,204.40	66,658.28
2.	Segmental Results (Profit before tax and minority interest)
a	Retail Banking	269.69	242.49	208.08	954.55	549.99
b	Wholesale Banking	1,620.48	1,922.76	1,749.78	6,618.86	6,207.73
c	Treasury	1,095.26	1,036.56	813.83	3,661.33	2,244.11
d	Other Banking	255.01	100.70	134.62	641.01	392.82
e	Life Insurance	371.94	411.90	336.08	1,569.65	1,413.72
f	General Insurance	32.56	84.29	(591.81)	281.68	(395.21)
g	Others	233.50	198.60	179.42	781.73	810.86
	Total segment results	3,878.44	3,997.30	2,830.00	14,508.81	11,224.02
	Less: Inter segment adjustment	303.62	282.30	219.15	892.05	537.37
	Unallocated expenses	..	..	..	..	..
	Profit before tax and minority interest	3,574.82	3,715.00	2,610.85	13,616.76	10,686.65
3.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(131,343.72)	(124,172.15)	(106,850.82)	(131,343.72)	(106,850.82)
b	Wholesale Banking	119,763.46	123,905.41	106,384.77	119,763.46	106,384.77
c	Treasury	54,106.66	43,133.03	37,956.49	54,106.66	37,956.49
d	Other Banking	11,178.40	11,689.50	10,098.65	11,178.40	10,098.65
e	Life Insurance	4,144.06	4,049.18	3,445.25	4,144.06	3,445.25
f	General Insurance	1,562.35	1,597.73	1,319.51	1,562.35	1,319.51
g	Others	2,483.30	2,482.50	2,301.59	2,483.30	2,301.59
h	Unallocated	6,867.90	6,413.36	6,621.06	6,867.90	6,621.06
	Total	68,762.41	69,098.56	61,276.50	68,762.41	61,276.50

Notes on segmental results:

1.
The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on "Segmental Reporting" which is effective from the reporting period ended March 31, 2008.

2.
"Retail Banking" includes exposures of ICICI Bank Limited ("the Bank") which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel committee on Banking Supervision document "International Convergence of Capital Measurement and Capital Standards: A Revised Framework".

3.	"Wholesale Banking" includes all advances to trusts, partnership firms, companies and statutory bodies by the Bank, which are not included under Retail Banking.
4.
"Treasury" includes the entire investment and derivative portfolio of the Bank, ICICI Eco-net Internet and Technology Fund, ICICI Equity Fund, ICICI Emerging Sectors Fund, ICICI Strategic Investments Fund and ICICI Venture Value Fund.

5.
"Other Banking" includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank's banking subsidiaries i.e. ICICI Bank UK PLC, ICICI Bank Canada and ICICI Bank Eurasia LLC.

6.	"Life Insurance" represents ICICI Prudential Life Insurance Company Limited.
7.	"General Insurance" represents ICICI Lombard General Insurance Company Limited.
8.	"Others" comprises the consolidated entities of the Bank, not covered in any of the segments above.

Notes:
1.	The above financial results have been approved by the Board of Directors at its meeting held on April 26, 2013.
2.
In accordance with IRDA guidelines, ICICI General, together with all other general insurance companies participated in the Indian Motor Third Party Insurance Pool (‘the Pool’), administered by the General Insurance Corporation of India (‘GIC’) covering third party risks of commercial vehicles, from April 1, 2007. As per IRDA direction effective March 31, 2012, the Pool was dismantled on a clean cut basis and general insurance companies were required to recognise the Pool liabilities as per loss ratios estimated by GAD UK (“GAD Estimates”) with the option to recognise the same over a three year period. ICICI General had decided to recognise the additional liabilities of the Pool during the year ended March 31, 2012 and  therefore, the loss after tax of ICICI General of Rs. 416.33 crore for the year ended March 31, 2012 and Rs. 613.28 crore for the three months ended March 31, 2012 included impact of additional Pool losses of Rs. 684.96 crore. The Bank's consolidated net profit after tax for the year ended March 31, 2012 and three months ended March 31, 2012 included impact of additional Pool losses of Rs.503.03 crore in line with the Bank’s shareholding in ICICI General. During the year ended March 31, 2013, the Appointed Actuary carried out re-assessment of liabilities relating to policies underwritten by ICICI General for risks incepted between April 1, 2007 and March 31, 2012. Based on the re-assessment, ICICI General has recognised additional provision of Rs. 101.86 crore during the three months and year ended March 31, 2013.

3.
The Bank has presented the mark-to-market (MTM) gain or loss on forex and derivative transactions on gross basis. Accordingly, the gross positive MTM amounting to Rs. 11,323.96 crore  and Rs. 12,254.23 crore have been included in Other assets and gross negative MTM amounting to Rs.10,826.32 crore and Rs. 10,743.75 crore have been included in Other liabilities at March 31, 2013 and December 31, 2012 respectively. Consequent to the change, Other assets and Other liabilities of the Bank have increased by Rs.15,421.71 crore at March 31, 2012 and Other assets and Other liabilities of the Group have increased by Rs. 15,095.48 crore at March 31, 2012.

4.	During the three months ended March 31, 2013, the Bank has allotted 278,683 equity shares of Rs. 10/- each pursuant to exercise of employee stock options.
5.	Status of equity investors' complaints/grievances for the three months ended March 31, 2013:

Opening balance	Additions	Disposals	Closing balance
2	31	33	0

6.
The Board of Directors has recommended a dividend of Rs. 20.00 per equity share for the year ended March 31, 2013 (previous year dividend of Rs. 16.50 per equity share). The declaration and payment of dividend is subject to requisite approvals. The Board of Directors has also recommended a dividend of Rs. 100.00 per preference share on 350 preference shares of the face value of Rs. 1 crore each for the year ended March 31, 2013.

7.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
8.	The above unconsolidated and consolidated financial results for March 31, 2013 and March 31, 2012 are audited by the statutory auditors, S.R. Batliboi & Co. LLP, Chartered Accountants.
9.	The amounts for three months ended March 31, 2013 are balancing amounts between the amounts as per the audited accounts for the year ended March 31, 2013 and nine months ended December 31, 2012.
10.	Rs. 1 crore = Rs. 10 million.

Place :	Mumbai
Date :	April 26, 2013	N. S. Kannan Executive Director & CFO

Item 2
ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	April 26, 2013

Performance Review – Quarter and year ended March 31, 2013

•
29% year-on-year increase in standalone profit after tax to Rs. 8,325 crore (US$ 1.5 billion) for the year ended March 31, 2013 (FY2013) from Rs. 6,465 crore (US$ 1.2 billion) for the year ended March 31, 2012 (FY2012)

•
21% year-on-year increase in standalone profit after tax to Rs. 2,304 crore (US$ 424 million) for the quarter ended March 31, 2013 (Q4-2013) from Rs. 1,902 crore (US$ 350 million) for the quarter ended March 31, 2012 (Q4-2012)

•	26% year-on-year increase in consolidated profit after tax to Rs. 9,604 crore (US$ 1.8 billion) for FY2013 from Rs. 7,643 crore (US$ 1.4 billion) for FY2012

•	Consolidated return on equity of 14.7% for FY2013 compared to 13.0% for FY2012

•	38 basis points improvement in full year net interest margin to 3.11% for FY2013

•	Net non-performing asset ratio at 0.64% at March 31, 2013

•	Strong capital adequacy ratio of 18.74% and Tier-1 capital adequacy of 12.80%

•	Dividend of Rs. 20.00 per share proposed

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited accounts of the Bank for the year ended March 31, 2013.

Profit & loss account

•
Standalone profit after tax increased 29% to Rs. 8,325 crore (US$ 1.5 billion) for the year ended March 31, 2013 (FY2013) from Rs. 6,465 crore (US$ 1.2 billion) for the year ended March 31, 2012 (FY2012).

•	Net interest margin increased by 38 basis points from 2.73% for FY2012 to 3.11% for FY2013.

•	Return on average assets was 1.66% in FY2013 compared to 1.44% in FY2012.

•
Standalone profit after tax increased 21% to Rs. 2,304 crore (US$ 424 million) for the quarter ended March 31, 2013 (Q4-2013) from Rs. 1,902 crore (US$ 350 million) for the quarter ended March 31, 2012 (Q4-2012).

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

•	Net interest income increased 22% to Rs. 3,803 crore (US$ 700 million) in Q4-2013 from Rs. 3,105 crore (US$ 572 million) in Q4-2012.

•	Cost-to-income ratio reduced to 40.0% in Q4-2013 from 41.6% in Q4-2012.

•	Provisions were at Rs. 460 crore (US$ 85 million) in Q4-2013 compared to Rs. 469 crore (US$ 86 million) in Q4-2012.

Operating review

The Bank has continued with its strategy of pursuing profitable growth. The Bank has grown its retail disbursements, with mortgage and auto loan disbursements increasing by about 66% and 22% year-on-year respectively. The Bank continued to leverage its strong corporate franchise, its international presence and its branch network in India. During the year, the Bank added 348 branches and 1,475 ATMs to its network. At March 31, 2013, the Bank had 3,100 branches, the largest branch network among private sector banks in the country. The Bank’s ATM network increased to 10,481 ATMs at March 31, 2013 as compared to 9,006 at March 31, 2012.

Credit growth

Total advances increased by 14% year-on-year to Rs. 290,249 crore (US$ 53.5 billion) at March 31, 2013 from Rs. 253,728 crore (US$ 46.7 billion) at March 31, 2012. The year-on-year growth in domestic advances was 18%.

Deposit growth

At March 31, 2013, savings account deposits were Rs. 85,651 crore (US$ 15.8 billion) and current account deposits were Rs. 36,926 crore (US$ 6.8 billion). During Q4-2013, savings account deposits increased by Rs. 4,188 crore (US$ 771 million) and current account deposits increased by Rs. 1,252 crore (US$ 231 million). The Bank’s current and savings account (CASA) ratio improved to 41.9% at March 31, 2013 compared to 40.9% at December 31, 2012. The average CASA ratio improved to 38.1% during Q4-2013 compared to 37.4% during the quarter ended December 31, 2012 (Q3-2013).

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Capital adequacy

The Bank’s capital adequacy at March 31, 2013 as per Reserve Bank of India’s guidelines on Basel II norms was 18.74% and Tier-1 capital adequacy was 12.80%, well above RBI’s requirement of total capital adequacy of 9.0% and Tier-1 capital adequacy of 6.0%.

Asset quality

The Bank’s gross non-performing asset ratio declined to 2.68% at March 31, 2013 from 3.04% at March 31, 2012. The Bank’s net non-performing asset ratio was 0.64% at March 31, 2013 compared to 0.62% at March 31, 2012. Net non-performing assets at March 31, 2013 were Rs. 2,234 crore (US$ 411 million) compared to Rs. 2,185 crore (US$ 402 million) at December 31, 2012 and Rs. 1,894 crore (US$ 349 million) at March 31, 2012. The Bank’s provision coverage ratio computed in accordance with the RBI guidelines was 76.8% at March 31, 2013. Net loans to companies whose facilities have been restructured were Rs. 5,315 crore (US$ 979 million) at March 31, 2013 compared to Rs. 4,562 crore (US$ 840 million) at December 31, 2012 and Rs. 4,554 crore (US$ 839 million) at March 31, 2012.

Dividend on equity shares

The Board has recommended a dividend of Rs. 20.00 per equity share (equivalent to US$ 0.74 per ADS) for FY2013. The declaration and payment of dividend is subject to requisite approvals. The record/book closure dates will be announced in due course.

Consolidated profits

Consolidated profit after tax increased 26% to Rs. 9,604 crore (US$ 1.8 billion) for FY2013 from Rs. 7,643 crore (US$ 1.4 billion) for FY2012. Consolidated profit after tax increased 38% to Rs. 2,492 crore (US$ 459 million) for Q4-2013 from Rs. 1,810 crore (US$ 333 million) for Q4-2012.  The consolidated return on equity improved from 13.0% in FY2012 to 14.7% in FY2013.

Insurance subsidiaries

ICICI Prudential Life Insurance Company (ICICI Life) was the largest private sector life insurer based on new business retail weighted received premium during FY2013. ICICI Life’s profit after tax for FY2013 was Rs. 1,496 crore (US$ 276 million) compared to Rs. 1,384 crore (US$ 255 million) for FY2012. ICICI Life’s annualised premium equivalent (APE) increased by 13% to Rs. 3,532 crore (US$ 651 million) in FY2013 from Rs. 3,118 crore (US$ 574 million) in FY2012. The assets under management at March 31, 2013 were Rs. 74,164 crore (US$ 13.7 billion).

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

ICICI Lombard General Insurance Company (ICICI General) maintained its leadership in the private sector during FY2013. The gross premium income of ICICI General increased by 20% to Rs. 6,420 crore (US$ 1.2 billion) in FY2013 from Rs. 5,358 crore (US$ 987 million) in FY2012. ICICI General’s profit after tax for FY2013 was Rs. 306 crore (US$ 56 million) compared to a loss of Rs. 416 crore (US$ 77 million) for FY2012.

Appointment of non-executive Director

The Board of Directors has appointed Mr.  Dileep Choksi as a non-executive Director. Mr. Dileep Choksi is a leading chartered accountant and has over 35 years of professional experience. He was formerly the Joint Managing Partner of Deloitte in India. He is presently a non-executive Director of three subsidiary companies of the Bank – ICICI General, ICICI Prudential Asset Management Company and ICICI Home Finance Company.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)
   Rs. crore
	Q4-2012	FY2012	Q3-2013	Q4-2013	FY2013
Net interest income	3,105	10,734	3,499	3,803	13,866
Non-interest income	2,228	7,502	2,215	2,208	8,346
- Fee income	1,728	6,707	1,771	1,775	6,901
- Dividend and other income	342	808	193	340	950
- Treasury income	158	(13)	251	93	495
Less:
Operating expense	2,222	7,850	2,261	2,407	9,013
Operating profit	3,111	10,386	3,453	3,604	13,199
Less: Provisions	469	1,583	369	460	1,803
Profit before tax	2,642	8,803	3,084	3,144	11,396
Less: Tax	740	2,338	834	840	3,071
Profit after tax	1,902	6,465	2,250	2,304	8,325
1. Prior period figures have been regrouped/re-arranged where necessary.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Balance Sheet
Rs. crore
	At
	March 31, 2012	December 31, 2012	March 31, 2013
Capital and Liabilities
Capital	1,153	1,153	1,154
Employee stock options outstanding	2	4	4
Reserves and surplus	59,250	65,961	65,548
Deposits	255,500	286,418	292,614
Borrowings (includes subordinated debt)1	140,165	147,149	145,341
Other liabilities	32,999	26,654	32,134
Total Capital and Liabilities	489,069	527,339	536,795

Assets
Cash and balances with Reserve Bank of India	20,461	21,778	19,053
Balances with banks and money at call and short notice	15,768	19,351	22,365
Investments	159,560	166,842	171,394
Advances	253,728	286,766	290,249
Fixed assets	4,615	4,619	4,647
Other assets	34,937	27,983	29,087
Total Assets	489,069	527,339	536,795
1.	Borrowings include preference share capital of Rs.350 crore.
2.	Prior period figures have been regrouped/re-arranged where necessary.

All financial and other information in this press release, other than financial and other information for specific subsidiaries where specifically mentioned, is on an unconsolidated basis for ICICI Bank Limited only unless specifically stated to be on a consolidated basis for ICICI Bank Limited and its subsidiaries. Please also refer to the statement of audited unconsolidated, consolidated and segmental results required by Indian regulations that has, along with this release, been filed with the stock exchanges in India where ICICI Bank’s equity shares are listed and with the New York Stock Exchange and the US Securities Exchange Commission, and is available on our website www.icicibank.com.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Except for the historical information contained herein, statements in this release which contain words or phrases such as 'will', ‘expected to’, etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries that we operate or where a material number of our customers reside, our ability to successfully implement our strategy, including our use of the Internet and other technology, our rural expansion, our exploration of merger and acquisition opportunities, our ability to integrate recent or future mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives, our ability to manage the increased complexity of the risks we face following our rapid international growth, future levels of impaired loans, our growth and expansion in domestic and overseas markets, the adequacy of our allowance for credit and investment losses, technological changes, investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, the bond and loan market conditions and availability of liquidity amongst the investor community in these markets, the nature or level of credit spreads, interest spreads from time to time, including the possibility of increasing credit spreads or interest rates, our ability to roll over our short-term funding sources and our exposure to credit, market and liquidity risks as well as other risks that are detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

This release does not constitute an offer of securities.

For further press queries please call Sujit Ganguli at 91-22-2653 8525 or email ganguli.sujit@icicibank.com.

For investor queries please call Rakesh Mookim at 91-22-2653 6114 or email ir@icicibank.com.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= Rs. 54.29